Mail Stop 3010

January 26, 2010

Mr. Terry L. Stevens
Chief Financial Officer
Highwoods Realty Limited Partnership
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

     Re: Highwoods Realty Limited Partnership
            Form 10-K for the year ended December 31, 2008
            File No. 0-21731

Dear Mr. Stevens:

We have completed our review of the above referenced filing and have no further comments at this time.

            Sincerely,

            Kevin Woody
            Branch Chief